Michael Gilson +1 212 450 3220 michael.gilson@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 14, 2022

Re:	Snapper Merger Sub I, Inc.

Registration Statement on

Form S-4 Filed October 11, 2022

File No. 333-267802

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Snapper Merger Sub I, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated November 2, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on

Form S-4 The Mergers

Certain Unaudited Prospective Financial Information, page 83

1.

Expand the disclosures here to provide additional details to describe the material assumptions for the Sitio Projections and Sitio Projections for Brigham as well as the Brigham Financial and Operating Projections and Brigham Projections for Sitio.

Quantify, as appropriate, these assumptions and include the factors underlying these assumptions. In this regard, please explain the customary price differentials considered in the benchmark pricing assumptions and describe the other “various assumptions” that were used in deriving the Total Daily Production and Adjusted EBITDA for the companies for the fiscal years 2022 through 2027 for the Sitio projections and for the fiscal years 2022 through 2029 for the Brigham projections.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 86 of the Amended Registration Statement accordingly.

2.

We note the statements that the management assumptions and assumptions regarding the continuing nature of “ordinary course operations that may be subject to change.” Please revise to briefly explain your references to “ordinary course operations.”

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 86 of the Amended Registration Statement accordingly.

Comparison of Shareholder Rights, page 160

3.

The description of the Calling Special Meetings of Stockholders provision of New Sitio here appears partially inconsistent with Section 7.2 of the form of Amended and Restated Certificate of Sitio Royalties Corp. Please revise or advise.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 170 of the Amended Registration Statement accordingly.

Where You Can Find More Information, page 185

4.	Please revise to incorporate by reference Sitio’s Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, 2022 and June 30, 2022.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 189 of the Amended Registration Statement accordingly.

Please do not hesitate to contact me at 212-450-3220 or michael.gilson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Michael Gilson

November 14, 2022	2